Amendment No. 8 to Schedule 13G	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 8*

AXIS Capital Holdings Limited
(Name of Issuer)

Common Shares, par value $0.0125 per share
(Title of Class of Securities)

G0692U 10 9
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 8 to Schedule 13G	Page 2 of 10

CUSIP NO. G0692U 10 9

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 5,431,310
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 5,431,310
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,431,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (a)
12.	TYPE OF REPORTING PERSON PN

(a)
Represents percentage of 122,236,000 outstanding common shares of AXIS Capital Holdings Limited (“Axis”) as of October 24, 2012 as disclosed in Axis’s Form 10-Q for the quarterly period ended September 30, 2012.

Amendment No. 8 to Schedule 13G	Page 3 of 10

CUSIP NO. G0692U 10 9

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)\ Trident Capital II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 5,431,310
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 5,431,310
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,431,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (a)
12.	TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 122,236,000 outstanding common shares of Axis as of October 24, 2012 as disclosed in Axis’s Form 10-Q for the quarterly period ended September 30, 2012.

Amendment No. 8 to Schedule 13G	Page 4 of 10

CUSIP NO. G0692U 10 9

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marsh & McLennan Capital Professionals Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 151,933
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 151,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,933
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (a)
12.	TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 122,236,000 outstanding common shares of Axis as of October 24, 2012 as disclosed in Axis’s Form 10-Q for the quarterly period ended September 30, 2012.

Amendment No. 8 to Schedule 13G	Page 5 of 10

CUSIP NO. G0692U 10 9

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marsh & McLennan Employees’ Securities Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 152,980
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 152,980
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,980
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (a)
12.	TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 122,236,000 outstanding common shares of Axis as of October 24, 2012 as disclosed in Axis’s Form 10-Q for the quarterly period ended September 30, 2012.

Amendment No. 8 to Schedule 13G	Page 6 of 10

CUSIP NO. G0692U 10 9

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 5,736,223
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,736,223
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (a)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents percentage of 122,236,000 outstanding common shares of Axis as of October 24, 2012 as disclosed in Axis’s Form 10-Q for the quarterly period ended September 30, 2012.

Amendment No. 8 to Schedule 13G	Page 7 of 10

CUSIP NO. G0692U 10 9

ITEM 1	(a)	NAME OF ISSUER:

AXIS Capital Holdings Limited (the “Company”)

ITEM 1	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

106 Pitts Bay Road Pembroke, HM 08 Bermuda

ITEM 2	(a)	NAMES OF PERSON FILING:

Trident II, L.P. Trident Capital II, L.P. Marsh & McLennan Capital Professionals Fund, L.P. Marsh & McLennan Employees’ Securities Company, L.P. Stone Point Capital LLC

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
c/o Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman, Cayman Islands

For: Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830

ITEM 2	(c)	CITIZENSHIP:

Trident II, L.P. – Cayman Islands
Trident Capital II, L.P. – Cayman Islands
Marsh & McLennan Capital Professionals Fund, L.P. – Cayman Islands
Marsh & McLennan Employees’ Securities Company, L.P. – Cayman Islands
Stone Point Capital LLC – United States

ITEM 2	(d)	TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.0125 per share

ITEM 2	(e)	CUSIP NUMBER:

G0692U 10 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Amendment No. 8 to Schedule 13G	Page 8 of 10

ITEM 4.	OWNERSHIP

Trident II, L.P. (“Trident II”) is the direct beneficial owner of 5,431,310 common shares of the Company (“common shares”).

The sole general partner of Trident II is Trident Capital II, L.P. (“Trident GP”). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II.  The manager of Trident II is Stone Point Capital LLC (“Stone Point”), and the members of Stone Point are Charles A. Davis, Stephen Friedman, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has authority delegated to it by Trident GP to exercise voting rights of common shares on behalf of Trident II but does not have any power with respect to disposition of common shares held by Trident II.

The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Messrs. Davis, Carey and Wermuth and Ms. Hartzband).

Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that such persons are the beneficial owners of common shares for any purpose.

Marsh & McLennan Capital Professionals Fund, L.P. (“Trident PF”) and Marsh & McLennan Employees’ Securities Company, L.P. (“Trident ESC”) have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in the Company in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 304,913 common shares held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to be beneficially own 5,431,310 common shares held by Trident II. Trident II disclaims beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident II.

The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Stone Point has been granted a limited power of attorney by the sole general partner of Trident ESC which, among other things, gives Stone Point authority to execute this filing on behalf of Trident ESC.  A copy of this power of attorney is attached as Exhibit A hereto.

Trident II, Trident PF and Trident ESC are parties to a shareholders agreement which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding common shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company’s S-1 Registration Statement (Registration No. 333-103620).

The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.

Amendment No. 8 to Schedule 13G	Page 9 of 10

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

Amendment No. 8 to Schedule 13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

TRIDENT II, L.P.
By:	Trident Capital II, L.P., its sole general partner
By:	CD Trident II, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Vice President

TRIDENT CAPITAL II, L.P.
By:	CD Trident II, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Principal

MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P.
By:	Stone Point GP Ltd., its sole general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

MARSH & MCLENNAN EMPLOYEES’ SECURITIES COMPANY, L.P.
By:	Marsh & McLennan GP I, Inc., its sole general partner
By:	Stone Point Capital LLC, agent/attorney-in-fact

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Principal